DFP Holdings Limited

2F-1, No. 178-5, Section 2, Chang’an East Road, Zhongshan District, Taipei City, Taiwan

September 6, 2023

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Mr. Stephen Kim and Ms. Theresa Brillant

C.C.: Attorney Advisor, Mr. Nicholas Nalbantian

Re:	DFP Holdings Limited
Registration Statement on Form S-1/A
Filed August 8, 2023
File No. 333-271858

Dear Mr. Kim and Ms. Brillant,

This letter is to inform the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we, DFP Holdings Limited, have updated our financial statements for the period ended June 30, 2023 including our financial condition at June 30, 2023, our operation results, cash flows status, equity changes and the relevant disclosure notes for the period ended June 30, 2023, respectively in Amendment No. 3 to the Registration Statement on Form S-1 (the “S-1/A”) in respect to Amendment No. 2 to the Registration Statement on Form S-1 which was filed to the Commission on August 8, 2023. The S-1/A (Amendment No. 3 to Form S-1) is being filed to accompany this letter.

Thank you in advance for your assistance in reviewing our Amendment No. 3 to Form S-1. Should you have any questions with respect to the Form S-1/A, please do not hesitate to contact me via email: dfpleaderschool@gmail.com directly.

Sincerely,

/s/ Hsu Shou Hung
Hsu Shou Hung
Chief Executive Officer